EXHIBIT 11.1

COMPUTATION OF INCOME (LOSS) PER COMMON SHARE

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007
Diluted net income (loss) per share from continuing operations:
Net income (loss) from continuing operations available to common shareholders	$(4,364,000)	$540,000	$(12,656,000)	$(8,072,000)

Weighted average number of shares outstanding	7,954,928	7,957,428	7,954,928	7,957,428
Net effect of dilutive stock options based on treasury stock method	—	—	—	—
Total average shares	7,954,928	7,957,428	7,954,928	7,957,428

Fully diluted net income (loss) per share from continuing operations	$(0.55)	$0.07	$(1.59)	$(1.01)